USA Technologies, Inc.
                          100 Deerfield Lane, Suite 140
                           Malvern, Pennsylvania 19355

                                February 13, 2006

Rebekah Toten, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   USA Technologies, Inc. (the "Company")
            Registration Statement on Form S-1
            Registration Statement No. 333-130992

Dear Ms. Toten:

      We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, and Rule 461, enter an appropriate order making the above-captioned Registration Statement (the "Registration Statement") effective on Tuesday, February 14, 2006 at 11:30 a.m., or as soon thereafter as practicable.

      We hereby confirm that we are aware of our statutory responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the Registration Statement.

      We hereby acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, we do not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that the actions of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                    Very truly yours,


                                                    /s/ George R. Jensen, Jr.
                                                    -------------------------
                                                    George R. Jensen, Jr.
                                                    Chairman and Chief Executive
                                                    Officer